

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2019

Kevin M. Stein
President and Chief Executive Officer
TransDigm Group INC
1301 East 9th Street, Suite 3000
Cleveland, Ohio 44114

   Re: TransDigm Group INC
    Registration Statement on Form S-4
    Filed August 8, 2019
    File No. 333-233103

Dear Mr. Stein:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Aamira Chaudhry at 202-551-3389 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure